UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment ___)*

Bausch Health Companies Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

071734107
(CUSIP Number)

April 5, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ]            Rule 13d-1(b)
[ X ]            Rule 13d-1(c)
[    ]            Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.	NAME OF REPORTING PERSON
Alex Meruelo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	?
(b)	?
3.	SEC USE ONLY
4.	CITIZENSHIP OF PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
5.	SOLE VOTING POWER
      0
6.	SHARED VOTING POWER
19,604,777
7.	SOLE DISPOSITIVE POWER
0
8.	SHARED DISPOSITIVE POWER
19,604,777
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
19,604,777
10.	CHECK BOX IF THE AGGREGATE AMOUNT OF ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
?
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.51%
12.	TYPE OF REPORTING PERSON
      IN


Item 1(a).	 Name of Issuer

      Bausch Health Companies Inc.

Item 1(b).	Address of Issuer?s Principal Executive Offices

2150 St. Elzear Blvd. West, Laval, Quebec, Canada H7L
4A8

Item 2(a).	Name of Person Filing

            This Statement is filed on behalf of Alex Meruelo
(?Mr. Meruelo?).  Mr. Meruelo is the sole trustee of Alex
Meruelo Living Trust dated August 6, 1996 (?the ?Trust?) and the sole shareholder of the Monterey Insurance Company, Inc., a Utah corporation (?Monterey?).

Item 2(b).	Address of Principal Business Office or, if None,
Residence:

The address of the principal business office of Mr.
Meruelo and the Trust is 2500 E. Second Street, Reno,
Nevada 89595, Attention: Management Office. The address and principal business office of Monterey is 2750 Rasmussen Road, Suite H-105 Park City, Utah
84098.

Item 2(c).	Citizenship:

      Mr. Meruelo is a citizen of the United States of America.

Item2(d).	Title of Class of Securities:

Common Shares, no par value (the ?Shares?).  The
Shares also consist of options to purchase Shares which are exercisable in sixty days or less.

Item 2(e).	CUSIP Number:

		071734107

Item 3.		If This Statement is Filed Pursuant to ??240.13d-
1(b) or 240.13d-2(b) or (c), Check
      Whether the Person Filing is a:
		This Item 3 is not applicable.

Item4.		Ownership:

Item 4(a).	Amount Beneficially Owned:

		As of April 16, 2021, because Mr. Meruelo is the sole trustee of the Trust and sole shareholder of Monterey, and because of the family relationships described below, Mr. Meruelo may be deemed the beneficial owner of 19,604,777 Shares. This amount consists of (i) 18,096,977 Shares held for the account of the Trust, including 11,399,000 Shares underlying call options currently exercisable, (ii) 1,236,900 Shares held for the account of Monterey, including 458,000 Shares underlying call options currently exercisable, (iii) 175,000 Shares in the account of Liset Meruelo, the spouse of Mr. Meruelo, (iv) 5,000 Shares in the joint account of Liset Meruelo and her mother, (v) 37,400 Shares in the account of Alexander Meruelo, an adult child of Mr. Meruelo, including 21,500 Shares underlying call options currently exercisable, (vi) 31,000 Shares in the account of Alexis Meruelo, an adult child of Mr. Meruelo and (vii)
22,500 Shares in the account of Lisette Meruelo, an adult child of Mr. Meruelo. Mr. Meruelo disclaims? ownership of the Shares held in the accounts of Liset Meruelo and her mother, and his adult children.

Item 4(b).	Percent of Class:

		As of April 14, 2021, Mr. Meruelo may be deemed the beneficial owner of approximately 5.51% of Shares outstanding. (There were 355,619,826 Shares outstanding as of February 18,
2021, according to the Issuer?s Form 10-K for the fiscal year ended December 31, 2020.

Item 4(c).	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:
(ii)	Shared Power to vote or direct the vote:
19,604,777
(iii)	Sole power to dispose or direct the
disposition of:
(iv)	Shared power to dispose or direct the disposition
of:  19,604,777

Item 5.		Ownership of Five Percent or Less of a Class:

		This Item 5 is not applicable

Item 6.		Ownership of More than Five Percent on Behalf of
Another Person:

		As discussed in item 4(a) above, certain securities reported are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. The reporting person disclaims beneficial ownership of Shares except to the extent the reporting person actually has or shares voting power or investment power with respect to such Shares and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such Shares.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person

	This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

	This Item 9 is not applicable.

Item 10.	Certification:

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?240.14a-11.



SIGNATURE


	After reasonable inquiry and to the best of each of the undersigned?s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.





/s/ Alex Meruelo
Alex Meruelo


SCHEDULE 13G

CUSIP No. 071734107


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